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                                                                      Exhibit 99


                                OHIO LEGACY CORP


                                July [__], 2000

Dear Interested Investor:

         The Board of Directors and management of Ohio Legacy Bank:

                  D. William Allen                      Gregory A. Long
                  Robert F. Belden                      Michael D. Meenan
                  Robert E. Boss                        Steven G. Pettit
                  J. Edward Diamond                     Daniel H. Plumly
                  L. Dwight Douce (CEO)                 Thomas W. Schervish
                  Scott J. Fitzpatrick

are pleased to enclose the Prospectus for Stark and Wayne County's newest proposed financial institution. We encourage you to carefully review the enclosed offering information in its entirety and, if you have questions, please call any of our Directors, your Investment Counselor, a McDonald Investments representative, a Trident Securities representative or a member of Ohio Legacy Bank at our stock information center at (330) 263-1955.

         Our offering has been restructured to allow for public warrants so that each investor now receives one warrant for every five shares purchased. Each warrant is exercisable within seven years and entitles the holder to purchase one share at $10 per share during the life of the warrant. Further, McDonald Investments and its Trident Securities division are now our sales agents. McDonald, based in Cleveland, has retail brokerage offices throughout Ohio. In addition, the Ohio Legacy Corp organizers and executive officers intend to purchase $2,720,000 of the Company's stock. In our earlier offering period, the Company had commitments for more than $7,500,000 of the $9,000,000 minimum. We are excited about the new structure of the offering and we look forward to serving the Wayne and Stark County areas and other contiguous counties as a locally owned community bank.

         Current plans call for the offering period to end at 5:00 p.m. on August 8, 2000. Any orders received after that date may not be accepted, unless the offering is extended up to an additional thirty days. Pursuant to the Prospectus, Ohio Legacy Corp is only authorized to issue between $9 and $12 million of stock; consequently your prompt attention to this matter is encouraged.

         In order to subscribe for shares of common stock, first read the Prospectus, then complete the attached Stock Order Form. Simply return the order form and your check in the enclosed postage-paid envelope or deliver the check and order form to your McDonald Investment representative or our office at 132 East Liberty Street in Wooster.

                                    Sincerely,